September 10, 2008

Via EDGAR & Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 0610

Washington, D.C. 20549

Attention:	Mr. Jeffrey Riedler, Assistant Director
Mr. Brian Pitko, Senior Counsel

Re:	drugstore.com, inc.
Form 10-K for the fiscal year ended December 30, 2007
Filed March 14, 2008
File No. 000-26137

Dear Mr. Riedler:

drugstore.com, inc. (the “Company”) submits this letter in response to the comments contained in the Securities and Exchange Commission staff’s (the “Staff”) letter dated August 28, 2008 (the “Comment Letter”) relating to the above referenced filing. For your convenience, we have repeated the comment contained in the Comment Letter below before our response.

Comment No. 1:

We note that you have entered into severance and/or change of control agreements with your chief executive officer and chief financial officer. Please revise your description of these agreements to include a valuation of the amounts to be paid to the executives on the assumption that the triggering event occurred on the last business day of your last completed fiscal year. Please refer to Instruction 1 to Item 402(j) of Regulation S-K.

Company Response:

As suggested by the Staff, we will revise the relevant portions of the section of our Form 10-K entitled “Post-Employment Compensation” (incorporated by reference to our definitive proxy statement filed April 18, 2008) as follows:

“Lepore Severance and Change-of-Control Agreement

September 10, 2008

“Under the terms of our offer letter to Ms. Lepore, as amended in December 2006, under certain circumstances, we will make payments and grant rights to her in connection with the termination of her employment or a change of control, as follows:

“If we terminate Ms. Lepore’s employment without cause or if she resigns her employment for good reason, she will receive:

•	a severance package that includes one year of annual salary and one year of target bonus at the levels in effect at the time of such termination, payable in a lump sum at Ms. Lepore’s option; and

•	twelve additional months of vesting credit under any options she holds for which vesting is based exclusively on her continued service to us.

“Ms. Lepore’s receipt of these benefits will be subject to her compliance with our confidentiality agreement and her execution of a release of claims in the form customarily used by us in connection with the termination of an executive officer’s employment. Had we terminated Ms. Lepore’s employment without cause or had she resigned for good reason on December 30, 2007, under this provision of her offer letter, we would have made payments to her totaling $705,000.00. In addition, Ms. Lepore’s options would have vested and become immediately exercisable with respect to 1,142,858 of the remaining shares subject thereto, providing for a gain on exercise equal to approximately $141,714.

“If Ms. Lepore’s employment is terminated for any reason other than death or permanent and total disability, she will have a period of up to one year in which to exercise her vested options, provided that any vested options not exercised on or prior to her termination date will terminate as follows: 25% will terminate three months following her termination, and an additional 25% will terminate at the end of each three-month period thereafter.

“If there is a change of control, all of Ms. Lepore’s options will immediately become fully vested and exercisable. In the event that the benefits provided to Ms. Lepore in connection with a change of control constitute “parachute payments” within the meaning of Section 280G of the Internal Revenue Code, we may reduce such benefits to the extent necessary for such benefits not to be subject to the excise tax imposed by Section 4999 of the Internal Revenue Code. Had a change of control occurred on December 30, 2007, Ms. Lepore’s options would have vested and exercisable with respect to all of the remaining 3,142,858 shares subject thereto, providing for a gain on exercise equal to approximately $761,714.”

“du Pont Severance and Change-of-Control Agreement

“We entered into a change of control agreement with Mr. du Pont, pursuant to which the option granted to him in connection with his initial employment will vest in full in the event that we terminate his employment without cause or he terminates his employment for good reason within one year of a

September 10, 2008

change of control of drugstore.com. In addition, following any such termination, he will have a period of up to six months in which to exercise his options, provided that any options not exercised on or prior to the date of his termination of employment will terminate as follows: 50% will terminate three months after his termination, and the remaining 50% will terminate six months after his termination. Had we terminated Mr. du Pont’s employment without cause or had he terminated his employment for good reason on December 30, 2007, and had such date been within one year of a change of control, his option would have vested and have become immediately exercisable with respect to all of the remaining 600,000 shares subject thereto, providing for a gain on exercise equal to $426,000.”

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (425) 372-3465 with any questions or comments regarding this letter. Thank you for your assistance.

Respectfully submitted,

drugstore.com, inc.

/s/ Yukio Morikubo
Yukio Morikubo
General Counsel, Vice President, and Secretary